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10/7/10



10032320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEP 29 2010

Washington, DC
110

SEC FILE NUMBER
8- 34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2009 (MM/DD/YY) AND ENDING July 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon and Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Wallingford Street
(No. and Street)

Pittsburgh	PA	15213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Nixon 412-621-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard, LLC
(Name – *if individual, state last, first, middle name*)

444 Liberty Avenue, Suite 1800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Thomas M. Nixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thmas M. Nixon and Associates, Inc., as of July 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
DEBORAH REEPING
Notary Public
PITTSBURGH CITY, ALLEGHENY CNTY
My Commission Expires Mar 25, 2013

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of cash flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas M. Nixon and Associates, Inc.

Table of Contents
July 31, 2010

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	11
Selling Expenses	12
General and Administrative Expenses	13
Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission	14

ParenteBeard

Independent Auditors' Report

Stockholder
Thomas M. Nixon and Associates, Inc.

We have audited the accompanying statement of financial condition of Thomas M. Nixon and Associates, Inc. as of July 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon and Associates, Inc. as of July 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules (pages 11 through 13) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934 or is presented to provide additional details of expenses. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
September 27, 2010

Thomas M. Nixon and Associates, Inc.

Statement of Financial Condition
July 31, 2010

	2010
Assets	
Current assets:	
Cash and cash equivalents	$ 49,127
Commissions receivable	2,383
Prepaid expenses	87
Total current assets	51,597
Property and Equipment	
Equipment	35,108
Furniture and fixtures	33,794
Automobile	14,742
	83,644
Accumulated depreciation	(70,927)
Total property and equipment	12,717
Other Assets	
Note receivable, employee	19,500
Membership deposit	1,800
Total other assets	21,300
Total assets	$ 85,614

See notes to financial statements

Thomas M. Nixon and Associates, Inc.

Statement of Financial Condition
July 31, 2010

	2010
Liabilities	
Current Liabilities:	
Commissions payable	$ 1,289
Shareholder advances	10,000
Accrued federal corporate tax	2,689
Accrued payroll taxes and other liabilities	5,353
Total current liabilities	19,331
Deferred tax liability	1,235
Total liabilties	20,566
Stockholder's Equity	
Common stock, no par value $1 per share; 1,000 shares authorized; 601 shares issued of which 1 is held in treasury	601
Paid-in capital	68,366
Retained deficit	(2,307)
Treasury stock, at cost	(1,612)
Total stockholder's equity	65,048
Total liabilities and stockholder's equity	$ 85,614

See notes to financial statements

Thomas M. Nixon and Associates, Inc.

Statement of Income
Year Ended July 31, 2010

	2010
Revenues	
Commission income	$ 431,275
Interest income	1,073
	432,348
Operating Expenses	
Selling	208,357
General and administrative	220,904
	429,261
Net income before income taxes	3,087
Provision for Income Taxes	
Current	5,554
Deferred	9,286
	14,840
Net loss	$ (11,753)

See notes to financial statements

Thomas M. Nixon and Associates, Inc.

Statement of Changes in Stockholder's Equity
Year Ended July 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total Stockholder's Equity
Balances at July 31, 2009	$ 601	$ 68,366	$ 9,446	$ (1,612)	$ 76,801
Net loss	-	-	(11,753)	-	(11,753)
Balances at July 31, 2010	$ 601	$ 68,366	$ (2,307)	$ (1,612)	$ 65,048

See notes to financial statements

Thomas M. Nixon and Associates, Inc.

Statement of Cash Flows
Year Ended July 31, 2010

	2010
Cash Flows from Operating Activities	
Net loss	$ (11,753)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	4,775
Deferred income taxes	9,286
(Increase) decrease in cash due to changes in assets and liabilities:	
Commissions receivable	(1,121)
Prepaid expenses	765
Shareholder advances	10,000
Commissions payable	1,289
Accrued corporate taxes	2,689
Accounts payable	(1,825)
Accrued payroll taxes and other liabilities	(73,869)
Net cash used in operating activities	(59,764)
Cash and Cash Equivalents, Beginning	108,891
Cash and Cash Equivalents, Ending	$ 49,127
Supplementary Disclosures	
Cash payments for income taxes	$ 2,100

See notes to financial statements

1. Nature of Operations

Thomas M. Nixon and Associates, Inc. (the Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania. The Company is registered in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, and West Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The Company does not carry security accounts for its customers or perform custodial functions related to customer securities. The Company is a member and is subject to examination and supervision by the Financial Industry Regulator Authority (FINRA) and the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through September 27, 2010, the date these consolidated financial statements were available to be issued.

Property and Equipment

Equipment, furniture and fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line and accelerated methods for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2010 was $4,775.

2. Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of July 31, 2010.

Income Taxes

For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before July 31, 2006.

The Company adopted Financial Accounting Standards Board ("FASB") authoritative guidance on accounting for uncertainty in income taxes effective August 1, 2009. The guidance prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FASB provides authoritative guidance regarding uncertain tax positions related to derecognition, classification of interest and penalties, accounting in interim periods, disclosure and transition. The Company had no uncertain tax positions as of July 31, 2010.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have a significant effect on the Company's financial statements.

The Company adopted FASB authoritative guidance related to fair value measurements effective August 1, 2009. This guidance sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The adoption of this guidance had no effect on the Company's financial statements.

3. Income Taxes

The net deferred tax liability in the amount of $1,235 at July 31, 2010, was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes, accelerated methods of depreciation for tax purposes as well as net operating losses for state income tax purposes. The Company has approximately $17,000 of net operating loss carryovers for state purposes that can be used to offset future income. The state net operating loss carryforward expires in the year ending July 31, 2026.

4. Transactions with Related Parties

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing August 1, 2008. The rent for the five-year term amounted to $3,110 per month. Office rent expense for the year ended July 31, 2010 amounted to $37,320.

Future minimum lease payments consist of the following for the remaining years ended July 31:

2011	$ 37,320
2012	37,320
2013	37,320
Total	$ 111,960

5. Concentrations

Approximately 94% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits at banks did not exceed federally insured limits as of July 31, 2010.

6. Employee Benefit Plan

The Company has a retirement plan under Internal Revenue Code Section 401(k). The Plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. The employer contributions to the 401(k) plan for the year ended July 31, 2010 were $18,000.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2010, the Company had net capital of $28,561 which was $23,561 more than the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was .68 to 1.

8. Sec Rule 15c3-3 Customer Protection - Reserves and Custody of Securities

Thomas M. Nixon and Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(i).

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2010; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Thomas M. Nixon and Associates, Inc.

Computation of Aggregate Indebtedness and Net Capital in Accordance with
Rule 15c3-1 Under the Securities Exchange Act of 1934
Year Ended July 31, 2010

	2010
Aggregate Indebtedness	
Commissions payable	$ 1,289
Shareholder advances	10,000
Accrued corporate federal taxes	2,689
Accrued payroll taxes and other liabilities	5,353
	$ 19,331
Net Capital	
Stockholder's equity	$ 65,048
Deductions:	
Commissions receivable (non-allowable portion)	2,383
Prepaid expenses	87
Note receivable, employee	19,500
Property and equipment, net of accumulated depreciation	12,717
Membership deposit	1,800
Total deductions	36,487
	$ 28,561
Capital Requirement	
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of requirement	23,561
Net capital as above	$ 28,561
Ratio of Aggregate Indebtedness to Net Capital	.68 to 1

There is approximately $1,981 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as of July 31:

Net capital per unaudited Part II Focus Report filed as of July 31, 2010	$ 30,542
Deferred income taxes	(1,235)
Other assets	(10,000)
Other liabilities	9,254
Audited net capital	$ 28,561

Thomas M. Nixon and Associates, Inc.

Selling Expenses
Year Ended July 31, 2010

	2010
Commissions	168,226
Automobile	2,275
Licenses, permits, and fees	15,976
Postage and delivery	2,098
Quote service	1,512
Telephone	5,287
Travel and entertainment	12,983
	$ 208,357

Thomas M. Nixon and Associates, Inc.

General and Administrative Expenses
Year Ended July 31, 2010

	2010
Officers' salaries	72,000
Retirement plan contribution	18,000
Depreciation	4,775
Dues and subscriptions	1,423
Equipment rental	3,380
Professional fees	55,546
Miscellaneous	732
Office	7,163
Rent	37,320
Supplies	3,617
Payroll taxes	9,722
Other corporate taxes	7,226
	$ 220,904

ParenteBeard

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Thomas M. Nixon and Associates, Inc. (the Company) as of and for the year ended July 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Pittsburgh, Pennsylvania
September 27, 2010